April 30, 2014

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Banco Santander-Chile has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on April 30, 2014. This disclosure can be found on pages 52 to 54 of the Annual Report on Form 20-F and is incorporated by reference herein.

Very truly yours,

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
	Name:	Cristian Florence
	Title:	General Counsel